EXHIBIT D-6
                                                                       7590-01-P


                            UNITED STATES OF AMERICA
                            ------------------------

                          NUCLEAR REGULATORY COMMISSION
                          -----------------------------


In the Matter of                            )
                                            )
PENNSYLVANIA POWER COMPANY                  )
                                            )
OHIO EDISON COMPANY                         )
                                            )
OES NUCLEAR, INC.                           )
                                            )
THE CLEVELAND ELECTRIC                      )
  ILLUMINATING COMPANY                      )
                                            )
THE TOLEDO EDISON COMPANY                   )
                                            )
FIRSTENERGY NUCLEAR OPERATING               )
COMPANY                                     )
                                            )
(Beaver Valley Power Station, Units 1       )   Docket Nos. 50-334 and 50-412
  and 2                                     )   License Nos. DPR-66 and NPF-73
                                            )
(Davis-Besse Nuclear Power Station, Unit 1) )   Docket No. 50-346
                                            )   License No. NPF-3
                                            )
(Perry Nuclear Power Plant, Unit 1)         )   Docket No. 50-440
                                            )   License No. NPF-58


                      ORDER APPROVING TRANSFER OF LICENSES
                            AND CONFORMING AMENDMENTS


                                       I.

     FirstEnergy Nuclear Operating Company (FENOC) and Pennsylvania Power Company (Penn Power), Ohio Edison Company (Ohio Edison), OES Nuclear, Inc. (OES Nuclear), the Cleveland Electric Illuminating Company (Cleveland Electric), and the Toledo Edison Company (Toledo Edison), are holders of Facility Operating License Nos. DPR-66, NPF-73, NPF-3 and NPF-58, which authorize the possession, use, and operation of Beaver Valley Power Station, Units 1 (BVPS 1) and 2 (BVPS 2; together with BVPS 1, BVPS), Davis-Besse Nuclear Power Station, Unit 1

(Davis-Besse), and Perry Nuclear Power Plant, Unit 1 (Perry), respectively. FENOC is licensed by the U.S. Nuclear Regulatory Commission (NRC, the Commission) to operate BVPS, Davis-Besse, and Perry (the facilities). The facilities are located at the licensees' sites in Beaver County, Pennsylvania, Ottawa County, Ohio, and Lake County, Ohio, respectively.

                                       II.

     By letter dated May 18, 2005, FENOC submitted an application requesting approval of direct license transfers that would be necessary in connection with the following proposed transfers to FirstEnergy Nuclear Generation Corp. (FENGenCo), a new nuclear generation subsidiary of FirstEnergy: Penn Power's 65-percent undivided ownership interest in BVPS 1, 13.74-percent undivided ownership interest in BVPS 2, and 5.25-percent undivided ownership interest in Perry.

     By letter dated June 1, 2005, FENOC submitted a second application requesting approval of direct license transfers that would be necessary in connection with the following proposed transfers to FENGenCo: Ohio Edison's 35-percent undivided ownership interest in BVPS 1 and 20.22-percent undivided ownership interest in BVPS 2; OES Nuclear's 17.42-percent undivided ownership interest in Perry; Cleveland Electric's 24.47-percent undivided ownership interest in BVPS 2, 44.85-percent undivided ownership interest in Perry, and 51.38-percent undivided ownership interest in Davis-Besse; and, Toledo Edison's 1.65-percent undivided ownership interest in BVPS 2, 19.91-percent undivided ownership interest in Perry, and 48.62-percent undivided ownership interest in Davis-Besse.

     Supplemental information was provided by letters dated July 15 and October 31, 2005, (hereinafter, the May 18 and June 1, 2005, applications and supplemental information will be referred to collectively as the "applications"). FENOC also requested approval of conforming license amendments that would reflect the proposed transfer of ownership of Penn Power's interests in BVPS and Perry to FENGenCo; delete the references to Penn Power in the licenses; authorize FENGenCo to possess the respective ownership interests in BVPS and Perry; reflect the proposed transfer of ownership interests in BVPS, Davis-Besse, and Perry from Ohio Edison, OES Nuclear, Cleveland Electric, and Toledo Edison (Ohio Companies) to FENGenCo; delete the Ohio Companies from the licenses; and, authorize FENGenCo to possess the respective ownership interests in BVPS, Davis-Besse, and Perry being transferred by the Ohio Companies. Ohio Edison's 21.66-percent leased interest in BVPS 2, Toledo Edison's 18.26-percent leased interest in BVPS 2, and Ohio Edison's 12.58-percent leased interest in Perry would not be changed. No physical changes to the facilities or operational changes were proposed in the applications. After completion of the proposed transfers, FENGenCo and, to a limited extent, Ohio Edison and Toledo Edison, would be the sole owners of the facilities; the role of FENOC would be unchanged.

     Approval of the transfer of the facility operating licenses and conforming license amendments is requested by FENOC pursuant to Sections 50.80 and 50.90 of Title 10 of the Code of Federal Regulations (10 CFR). Notices of the requests for approval and opportunity for a hearing were published in the Federal Register on August 2, 2005 (70 FR 44390-44395). No comments were received. Two petitions for leave to intervene pursuant to 10 CFR 2.309 were received on August 22, 2005, from the City of Cleveland, Ohio, and American Municipal Power-Ohio, Inc. A joint motion to lodge by the City of Cleveland, Ohio and Municipal Power Ohio, Inc., was received on September 12, 2006. The petitions and motion are under consideration by the Commission.

     Pursuant to 10 CFR 50.80, no license, or any right thereunder, shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information in the application and other information before the Commission, and relying upon the representations and agreements contained in the application, the NRC staff has determined that FENGenCo is qualified to hold the ownership interests in the facilities previously held by Penn Power and the Ohio Companies, and that the transfers of undivided ownership interests in the facilities to FENGenCo described in the applications are otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth below. The NRC staff has further found that the applications for the proposed license amendments comply with the standards and requirements of the Atomic Energy Act of 1954, as amended (the
Act), and the Commission's rules and regulations set forth in 10 CFR Chapter I. The facilities will operate in conformity with the applications, the provisions of the Act and the rules and regulations of the Commission; there is reasonable assurance that the activities authorized by the proposed license amendments can be conducted without endangering the health and safety of the public and that such activities will be conducted in compliance with the Commission's regulations; the issuance of the proposed license amendments will not be inimical to the common defense and security or to the health and safety of the public; and the issuance of the proposed amendments will be in accordance with 10 CFR Part 51 of the Commission's regulations and all applicable requirements have been satisfied.

     The findings set forth above are supported by an NRC safety evaluation dated November , 2005.

                                      III.

     Accordingly, pursuant to Sections 161b, 161i, and 184 of the Act, 42 U.S.C. ss. 2201(b), 2201(i), and 2234; and 10 CFR 50.80, IT IS HEREBY ORDERED that the direct transfers of the licenses, as described herein, to FENGenCo are approved, subject to the following conditions:

     (1) On the closing date(s) of the transfers to FENGenCo of their interests in BVPS 1, BVPS 2, Davis-Besse, and Perry, Penn Power, Cleveland Electric, Ohio Edison, OES Nuclear, and Toledo Edison shall transfer to FENGenCo all of each transferor's respective accumulated decommissioning funds for BVPS 1, BVPS 2, Davis-Besse, and Perry, except for funds associated with the leased portions of Perry and BVPS 2, and tender to FENGenCo additional amounts equal to remaining funds expected to be collected in 2005, as represented in the application dated June 1, 2005, but not yet collected by the time of closing. All of the funds shall be deposited in separate external trust funds for each of these four reactors in the same amounts as received with respect to each unit to be segregated from other assets of FENGenCo and outside its administrative control, as required by NRC regulations, and FENGenCo shall take all necessary steps to ensure that these external trust funds are maintained in accordance with the requirements of the order approving the transfer of the licenses and consistent with the safety evaluation supporting the order and in accordance with the requirements of 10 CFR Section 50.75, "Reporting and recordkeeping for decommissioning planning."

     (2) By the date of closing of the transfer of the ownership interests in BVPS 1, BVPS 2, and Perry, from Penn Power to FENGenCo, FENGenCo shall obtain a parent company guarantee from FirstEnergy in an initial amount of at least $80 million (in 2005 dollars) to provide additional decommissioning funding assurance regarding such ownership interests. Required funding levels shall be recalculated annually and, as necessary, FENGenCo shall either obtain appropriate adjustments to the parent company guarantee or otherwise provide any additional decommissioning funding assurance necessary for FENGenCo to meet NRC requirements under 10 CFR 50.75.

     (3) The Support Agreements described in the applications dated May 18, 2005 (up to $80 million), and June 1, 2005 (up to $400 million), shall be effective consistent with the representations contained in the applications. FENGenCo shall take no action to cause FirstEnergy, or its successors and assigns, to void, cancel, or modify the Support Agreements without the prior written consent of the NRC staff, except, however, the $80 million Support Agreement in connection with the transfer of the Penn Power interests may be revoked or rescinded if and when the $400 million support agreement described in the June 1, 2005 application becomes effective. FENGenCo shall inform the Director of the Office of Nuclear Reactor Regulation, in writing, no later than 10 days after any funds are provided to FENGenCo by FirstEnergy under either Support Agreement.

     (4) Prior to completion of the transfers of the licenses, FENGenCo shall provide the Director of the Office of Nuclear Reactor Regulation satisfactory documentary evidence that it has obtained the appropriate amount of insurance required of licensees under 10 CFR Part 140 of the Commission's regulations.

     IT IS FURTHER ORDERED that, consistent with 10 CFR 2.1315(b), license amendments that make changes, as indicated in Enclosures 2 through 5 to the cover letter forwarding this Order, to conform the licenses to reflect the subject direct license transfers are approved. FirstEnergy has indicated that the Pennsylvania transfers described in the May 18, 2005, application and the Ohio transfers described in the June 1, 2005, application, will take place at the same time. The amendments shall be issued and made effective at the time the proposed direct license transfers are completed.

     IT IS FURTHER ORDERED that FENOC shall inform the Director of the Office of Nuclear Reactor Regulation in writing of the date of closing of the transfer of the Penn Power, Cleveland Electric, Ohio Edison, OES Nuclear, and Toledo Edison interests in BVPS 1, BVPS 2, Davis-Besse, and Perry no later than 5 business days prior to closing. Should the transfer of the licenses not be completed by December 31, 2006, this Order shall become null and void, provided; however, that upon written application and for good cause shown, such date may be extended by order.

     This Order is effective upon issuance.

     For further details with respect to this Order, see the initial applications dated May 18 and June 1, 2005, as supplemented by letters dated July 15 and October 31, 2005, and the non-proprietary safety evaluation dated November , 2005, which are available for public inspection at the Commission's Public Document Room (PDR), located at One White Flint North, Public File Area 01 F21, 11555 Rockville Pike (first floor), Rockville, Maryland and accessible electronically from the Agencywide Documents Access and Management System (ADAMS) Public Electronic Reading Room on the Internet at the NRC Web site, http://www.nrc.gov/reading-rm/adams.html. Persons who do not have access to ADAMS or who encounter problems in accessing the documents located in ADAMS, should contact the NRC PDR Reference staff by telephone at 1-800-397-4209, 301-415-4737, or by e-mail to pdr@nrc.gov.

     Dated at Rockville, Maryland this 15th day of November 2005.

                                         FOR THE NUCLEAR REGULATORY COMMISSION


                                         J. E. Dyer, Director
                                         Office of Nuclear Reactor Regulation

          SAFETY EVALUATION BY THE OFFICE OF NUCLEAR REACTOR REGULATION
          -------------------------------------------------------------
            RELATED TO DIRECT TRANSFER OF FACILITY OPERATING LICENSES
            ---------------------------------------------------------
                  TO FIRSTENERGY NUCLEAR GENERATION CORPORATION
                  ---------------------------------------------
                   BEAVER VALLEY POWER STATION, UNITS 1 AND 2
                   ------------------------------------------
                    DAVIS-BESSE NUCLEAR POWER STATION, UNIT 1
                    -----------------------------------------
                        PERRY NUCLEAR POWER PLANT, UNIT 1
                        ---------------------------------
                 DOCKET NOS. 50-334, 50-412, 50-346, AND 50-440
                 ----------------------------------------------

1.0  INTRODUCTION
     ------------

FirstEnergy Nuclear Operating Company (FENOC) submitted two applications to the U.S. Nuclear Regulatory Commission (NRC, the Commission) requesting the direct transfer of the licenses with respect to the proposed transfer of all the ownership interests (all non-leasehold interests) in four nuclear power reactor units held by certain subsidiaries of FirstEnergy Corp. (FirstEnergy) to FirstEnergy Nuclear Generation Corp. (FENGenCo), a new nuclear generation subsidiary of FirstEnergy. FENOC is the licensed operator for the four reactor units.

In the first application, dated May 18, 2005 (Agencywide Documents and Access Management System (ADAMS) Accession No. ML051450428), as supplemented by letters dated July 15 (ADAMS Accession No. ML052070592) and October 31, 2005 (ADAMS Accession No. ML052640021), FENOC, acting on behalf of FENGenCo and Pennsylvania Power Company (Penn Power), requested that the NRC approve the direct license transfers associated with the transfer of Penn Power's 65-percent undivided ownership interest in Beaver Valley Power Station, Unit 1 (BVPS 1), 13.74-percent undivided ownership interest in Beaver Valley Power Station, Unit 2 (BVPS 2; together with BVPS 1, BVPS), and 5.24-percent undivided ownership interest in Perry Nuclear Power Plant, Unit 1 (Perry) to FENGenCo.

In the second application, dated June 1, 2005 (ADAMS Accession No. ML051570300), also supplemented by the above letters dated July 15 and October 31, 2005, FENOC, acting on behalf of FENGenCo, Ohio Edison Company (Ohio Edison), OES Nuclear, Inc. (OES Nuclear), the Cleveland Electric Illuminating Company (Cleveland Electric), and the Toledo Edison Company (Toledo Edison) (as a group, Ohio Edison, OES Nuclear, Cleveland Electric, and Toledo Edison are referred to as the Ohio Companies), requested that the NRC approve the following direct license transfers associated with transfer of the ownership interests of the Ohio Companies in BVPS 1, BVPS 2, Perry, and the Davis-Besse Nuclear Power Station, Unit 1 (Davis-Besse) to FENGenCo:

     o Ohio Edison's 35-percent undivided ownership interest in BVPS 1 and 20.22-percent undivided ownership interest in BVPS 2;

     o    OES Nuclear's 17.42-percent undivided ownership interest in Perry;

     o Cleveland Electric's 24.47-percent undivided ownership interest in BVPS 2, 44.85-percent undivided ownership interest in Perry, and 51.38-percent undivided ownership interest in Davis-Besse; and

     o Toledo Edison's 1.65-percent undivided ownership interest in BVPS 2, 19.91-percent undivided ownership interest in Perry, and 48.62-percent undivided ownership interest in Davis-Besse.

No transfers or other changes are requested with respect to Ohio Edison's license to possess its 21.66-percent leased interest in BVPS 2 and 12.58-percent leased interest in Perry, nor with respect to Toledo Edison's license to possess its 18.26-percent leased interest in BVPS 2. Ohio Edison and Toledo Edison will remain responsible for their respective obligations under the licenses for these leased interests.

Both applications requested conforming amendments to the licenses of the four units to reflect the proposed transfers of ownership interests in the four units to FENGenCo. Generally, the amendments would delete references to Penn Power, Ohio Edison, OES Nuclear, Cleveland Electric, and Toledo Edison in the licenses as appropriate, and authorize FENGenCo to possess the respective ownership interests in the four units being transferred by Penn Power and the Ohio Companies.

The NRC staff's proposed no significant hazards consideration determinations, which included the July 15, 2005, supplement, were published in the Federal Register on August 2, 2005 (70 FR 44390-44395). The October 31, 2005,
supplement, contained clarifying information and did not change the staff's initial proposed finding of no significant hazards consideration.

2.0  BACKGROUND
     ----------

FirstEnergy is a registered utility holding company based in Akron, Ohio. FirstEnergy and its affiliates are engaged in the generation, transmission, and distribution of electricity to wholesale and retail customers in the Eastern Interconnection. FirstEnergy's shares of common stock are widely held and are traded on the New York Stock Exchange. At the end of 2004, FirstEnergy had over $31 billion in assets and over $12 billion in annual revenues. The seven electric utility operating companies owned by FirstEnergy serve 4.4 million customers in Ohio, Pennsylvania, New Jersey, and New York.

The two applications cited herein represent a reorganization by FirstEnergy to consolidate the ownership interests of Davis-Besse, BVPS, and Perry, except for the interests in BVPS 2 and Perry subject to third party lease obligations.

Subsidiaries of FirstEnergy collectively own or lease 100 percent of these reactor units. As noted, the first application requested license transfer approvals associated with a direct transfer of the ownership interests of Penn Power in the BVPS and Perry units to FENGenCo. The second application states that FENOC expects that the transfer of the ownership interests of Penn Power will occur prior to the transfer of the ownership interests of the FirstEnergy Ohio Companies. The second application also states that NRC approval of either application should be dependent upon approval of the other and that, in the event that approval of the second application precedes approval of the first one, FENOC will supplement the applications with the appropriate amended conforming Facility Operating License pages. Subsequently, FENOC stated to the NRC staff that all the transfers would occur at the same time. Should that change, the NRC staff should be informed by FENOC.

FirstEnergy is undertaking the proposed transfer in ownership of these four reactors as part of its corporate restructuring in response to legislation passed at the Federal level and in the States of Pennsylvania and Ohio and to enhance its ability to compete in electric energy markets. In 1992, Congress passed the Energy Policy Act to promote competition in the wholesale electric energy market. In 1996, Pennsylvania enacted legislation to restructure the electric utility industry in the state by creating retail access to a competitive market for electricity generation. According to the description of this legislation on the Web site for the State of Pennsylvania, investor-owned utilities could either retain their generation assets in an affiliate company or divest these assets as part of their restructuring plan. In 1999, similar legislation enacted in Ohio included the requirement to establish a structural separation between the competitive generation portion of the electric power industry and the regulated wire delivery portion of the industry.

Both applications initially stated that FENGenCo would be a direct, wholly-owned subsidiary of FirstEnergy Solutions Corp. (FE Solutions), which is a direct, wholly-owned subsidiary of FirstEnergy. As part of its restructuring, FirstEnergy established FE Solutions as the affiliate responsible for the purchase and sale of electricity in competitive markets. FENGenCo was created to own the nuclear facilities now owned by FirstEnergy subsidiaries Penn Power and the Ohio Companies and to sell the output of these facilities as an exempt wholesale generator (EWG) to FE Solutions. The power supply agreement (PSA), which is the contract for the sale of output of the interests of FENGenCo to FE Solutions, is subject to review and approval by the Federal Energy Regulatory Commission (FERC). The applications state that the PSA will be designed to ensure that FENGenCo will recover its costs to own and fund its operating, maintenance, and decommissioning obligations for the four reactor units from FE Solutions.

However, the July 15, 2005, supplement to the applications states that FENGenCo will not be an EWG and will not be owned by FE Solutions, but instead will be "a direct, first-tier subsidiary of FirstEnergy." But the supplement states that FENGenCo and FE Solutions will still enter into the PSA described in the applications and that no financial qualifications or other types of qualifications (e.g., foreign ownership or control) as specified in the applications will be affected by these organizational structure changes described in the supplement.

FENOC will remain the licensed operator for the four reactor units. The applications do not request or involve any change to FENOC's ongoing operation of these units, nor do the applications request approval of any physical changes to the units or any changes to the conduct of their operations. After any approved license transfers to FENGenCo, FENOC will continue to operate and maintain the four units in accordance with their respective licensing bases, and FENGenCo will assume the obligations of Penn Power, Ohio Edison, OES Nuclear, Cleveland Electric, and Toledo Edison under the FENOC operating agreements.

3.0  REGULATORY EVALUATION
     ---------------------

The applications requested the approval of the direct transfer of the licenses for the reactor units to FENGenCo, pursuant to Title 10 of the Code of Federal Regulations (10 CFR) Section 50.80, "Transfer of licenses." Section 50.80(a) states: "No license for a production or utilization facility, or any right thereunder, shall be transferred, assigned, or in any manner disposed of, either voluntarily or involuntarily, directly or indirectly, through the transfer of control of license to any person, unless the Commission shall give its consent in writing."

In addition, the requirements of 10 CFR 50.80(b) and (c) apply. Section 50.80(b) states that an applicant for a license transfer shall include as much of the information described in 10 CFR 50.33, "Contents of applicatiions; general information" and 50.34, "Contents of application; technical information" of this part "with respect to the identity and technical and financial qualifications of the proposed transferee as would be required by those sections if the application were for an initial license..." Section 50.80(c) states that "the Commission will approve the application for the transfer of a license, if the Commission determines: (1) that the proposed transferee is qualified to be the holder of the license; and (2) that transfer of the license is otherwise consistent with applicable provisions of laws, regulations, and orders issued by the Commission pursuant thereto."

4.0  QUALIFICATIONS
     --------------

4.1  Financial Qualifications
     ------------------------

The regulation at 10 CFR 50.33(f) requires that, except for an electric utility applicant for a license to operate a utilization facility of the type described in 10 CFR 50.21(b) or 10 CFR 50.22, each application shall provide "information sufficient to demonstrate to the Commission the financial qualification of the applicant to carry out, in accordance with regulations in this chapter, the activities for which the permit or license is sought."

The regulation at 10 CFR 50.2 states that an electric utility is "any entity that generates or distributes electricity and which recovers the cost of this electricity, either directly or indirectly, through rates established by the entity itself or by a separate regulatory authority."

The NRC staff finds that FENGenCo does not qualify as an "electric utility" because most or all of its electricity prices will not be set by rates established by a separate regulatory authority or by the entity itself. Thus, the NRC staff has determined that FENGenCo must meet the financial qualification requirements for a non-electric utility, pursuant to 10 CFR 50.33(f). FENGenCo is subject to a more detailed financial qualifications review than an electric utility and must provide information that demonstrates that it possesses or has reasonable assurance of obtaining the funds necessary to cover estimated operating costs for the period of the license. In this regard, it must submit estimates for total annual operating costs for each of the first 5 years of facility operation and indicate the sources of funds to cover these costs. Also, the NRC staff concludes that FENGenCo is a newly-formed entity. As such, under

10 CFR 50.33(f)(3), it must provide information showing the legal and financial relationships it has or proposes to have with its stockholders or owners; their financial ability to meet any contractual obligation to FENGenCo which they have incurred or proposed to incur; and any other information considered necessary by the Commission to enable it to determine FENGenCo's financial qualifications.

In accordance with 10 CFR 50.33(f), the applications provided a proprietary projected income statement for FENGenCo, with the first application providing the expected revenues, costs, and net income associated with the interests of Penn Power proposed to be transferred for the period of 2006 through 2010. The second application provides the equivalent information for the ownership interests of the Ohio Companies proposed to be transferred.

The proprietary financial information [IN BOLD TEXT] in the following three tables first shows the projected income statement for both applications combined, providing the total revenues, costs, and net income for FENGenCo from 2006 through 2010. The second and third tables show, respectively, the specific portions associated with the Penn Power and the Ohio Companies interests, thereby allowing the projections for FENGenCo for each application to be considered separately.

                                    FENGENCO
         (SUMMARY OF) PROJECTED INCOME STATEMENT (COMBINED APPLICATIONS)
                                 (In $ millions)
                            [PROPRIETARY INFORMATION]

                        2006        2007        2008        2009        2010
                        ----        ----        ----        ----        ----
Total Revenue          [    ]      [    ]      [    ]      [    ]      [    ]

Expenses/
Other Income           [    ]      [    ]      [    ]      [    ]      [    ]

Net Income             [    ]      [    ]      [    ]      [    ]      [    ]


          (SUMMARY OF) PROJECTED INCOME STATEMENT (PENN POWER PORTION)
                                 (In $ millions)

                        2006        2007        2008        2009        2010
                        ----        ----        ----        ----        ----
Total Revenue          [    ]      [    ]      [    ]      [    ]      [    ]

Expenses/
Other Income           [    ]      [    ]      [    ]      [    ]      [    ]

Net Income             [    ]      [    ]      [    ]      [    ]      [    ]

        (SUMMARY OF) PROJECTED INCOME STATEMENT (OHIO COMPANIES PORTION)
                                 (In $ millions)

                        2006        2007        2008        2009        2010
                        ----        ----        ----        ----        ----
Total Revenue          [    ]      [    ]      [    ]      [    ]      [    ]

Expenses/
Other Income           [    ]      [    ]      [    ]      [    ]      [    ]

Net Income             [    ]      [    ]      [    ]      [    ]      [    ]

Based on the revenues and costs provided above, FENGenCo expects to produce annual net income ranging from approximately [ ] during this 5-year period, as shown in the first table. Both portions of FENGenCo's net income associated with the Penn Power and Ohio Companies interests are also positive amounts. The primary source of most or all of the revenues is expected to be from the aforementioned PSA, through which FENGenCo will recover its operating, maintenance, and capital costs associated with the transferred assets for at least 5 years. The PSA is to be finalized this year and will be filed for review and approval by FERC.

Furthermore, in addition to revenues received from generation associated with the transferred interests in the nuclear units, FENGenCo will have access to other funds from its affiliated companies on an as-needed basis. The PSA will include a formula rate provision permitting FENGenCo to recover increases in its capital expenditures and operating expenses that exceed its base demand and energy charges during the contract term.

In the applications, FirstEnergy has also provided the terms of planned support agreements to be executed by FirstEnergy and FENGenCo that will make additional funds available to FENGenCo to provide assurance that FENGenCo will have funds that will exceed fixed operating and maintenance (O&M) costs in the event of unanticipated shutdowns for extended periods of one or more of the power reactors to be owned by FENGenCo. The first application represented that a support agreement for up to $80 million would be made available by FirstEnergy for FENGenCo's share of fixed O&M costs for any unanticipated extended shutdown periods of BVPS and Perry. The second application essentially provides that up to $400 million will be available under a support agreement to cover costs associated with all interests proposed to be transferred regarding each of the four reactor units covered by the applications, in lieu of the $80 million limit contained in the first application addressing only the transferred interests of Penn Power. If the Penn Power transfers take place contemporaneously with, as planned, or after the transfers for the Ohio Companies, the $400 million support agreement would be applicable to support the Penn Power transfers (in place of the $80 million agreement) as well as the Ohio Companies' transfers.

The $400 million amount would be basically sufficient to fund FENGenCo's share of the estimated fixed O&M costs for a simultaneous 1-year outage of BVPS 1 and BVPS 2 ($151 million), Perry ($122 million), and Davis-Besse ($128 million), or approximately $401 million total. These amounts exclude the approximately $38 million in O&M costs of Ohio Edison and Toledo Edison for their respective leased shares of BVPS 2, as well as the approximately $17.5 million in costs of

Ohio Edison for its leased share of Perry. The $400 million amount would cover FENGenCo's share of estimated fixed O&M costs for a 2-year outage at either Perry, Davis-Besse, or BVPS (both units), or 18-month outages of any two units.

In view of the foregoing, the NRC staff concludes that the applicants have provided sufficient information required for newly-formed entities, and have demonstrated reasonable assurance of adequate financial qualifications for FENGenCo as a non-electric utility pursuant to 10 CFR 50.33(f). Specifically, the NRC staff finds that FENGenCo is financially qualified to hold the Penn Power interests proposed to be transferred, is financially qualified to hold the Ohio Companies' interests proposed to be transferred, and is financially qualified to hold the Penn Power and Ohio Companies' interests simultaneously. However, to ensure that FENGenCo will continue to have an adequate source of funds, the NRC staff believes that the support agreements referenced in the applications should be subject to the following condition of the order approving the proposed license transfers and license conditions, essentially as follows:

     The Support Agreements described in the applications dated May 18, 2005 (up to $80 million), and June 1, 2005 (up to $400 million), shall be effective consistent with the representations contained in the applications. FENGenCo shall take no action to cause FirstEnergy, or its successors and assigns, to void, cancel, or modify the Support Agreements without the prior written consent of the NRC staff, except, however, the $80 million Support Agreement in connection with the transfer of the Penn Power interests may be revoked or rescinded if and when the $400 million support agreement described in the June 1, 2005 application becomes effective. FENGenCo shall inform the Director of the Office of Nuclear Reactor Regulation, in writing, no later than ten days after any funds are provided to FENGenCo by FirstEnergy under either Support Agreement.

4.2  Decommissioning Funding Assurance
     ---------------------------------

The NRC staff has determined that the requirement to provide reasonable assurance of decommissioning funding is necessary to ensure the adequate protection of public health and safety. The regulation at 10 CFR 50.33(k), "Contents of Applications; General Information," requires that an application for an operating license for a production or utilization facility contain information on how reasonable assurance will be provided that funds will be available to decommission the facility.

The May 18, 2005, application states that, at the time of the license transfers, all decommissioning funds in Penn Power's nuclear decommissioning trusts (NDTs) for BVPS and Perry will be transferred to FENGenCo. This application also states that FENGenCo's decommissioning trust funds are to be held in external trusts segregated from FENGenCo's assets and outside its administrative control. The funds are to be governed by a master NDT agreement with Mellon Bank, N.A., as trustee, and the agreement terms will comply with the requirements of 10 CFR 50.75(h)(1). A form of that agreement is provided in Exhibit J of the application.

The May 18, 2005, application also states that, as of December 31, 2004, the NRC minimum formula amount for decommissioning funding assurance required for Penn Power's pro rata shares for BVPS 1 was $231.9 million; $49.0 million for BVPS 2; and $24.3 million for Perry. It also indicates that the 2004 year-end market value of Penn Power's NDT funds was approximately $108.1 million for BVPS 1; $25.3 million for BVPS 2; and $9.7 million for Perry. The application also states that, taking into account the NRC's allowed real rate of return earnings credit for decommissioning funds of 2 percent being applied to existing funds, the funds to be transferred will be approximately $71 million less than the NRC minimum required amount for BVPS 1 and BVPS 2 to be considered fully prepaid, and approximately $6 million less than the required amount for Perry. Therefore, FENGenCo will provide additional decommissioning funding assurance by obtaining a parent company guarantee from FirstEnergy in an initial amount of $80 million (in 2005 dollars), as permitted by 10 CFR 50.75(e)(1)(iii). The initial $80 million amount will cover the $71 million for Penn Power's share of its funding requirement for BVPS plus the $6 million in additional assurance required for Perry. FENGenCo will recalculate the required funding levels each year, as required by 10 CFR 50.75(b)(2), and as necessary, it will either obtain appropriate adjustments to the parent company guarantee or otherwise provide for any required additional funding.

Exhibit L of the application is a worksheet demonstrating compliance with the NRC financial test for parent guarantees, pursuant to 10 CFR 50.75(e)(1)(iii)(B) and 10 CFR Part 30, Appendix A. FENGenCo has selected the test in Section II.A.2 of Appendix A to demonstrate compliance, and Exhibit M provides the form of the guarantee.

The June 1, 2005, application states that, at the time of the license transfers, all decommissioning funds held by the Ohio Companies (excluding funds associated with leased interests being retained by Ohio Edison and Toledo Edison) will be transferred to FENGenCo and will be held in external trust funds to be governed by a master NDT agreement with Mellon Bank, N.A., as trustee, as described for the funds in the first application. Ohio Edison and Toledo Edison will retain the NDT fund portions associated with the leased interests in BVPS 2 and Perry for which they will remain NRC possession licensees, including the earnings and the contributions related to those portions during 2005.

The June 1, 2005, application states that, as of December 31, 2004, the NRC minimum amount for decommissioning funding assurance required for Davis-Besse was $354.7 million. Taking into account the 2-percent real rate of return credit, the Davis-Besse required prepaid amount was $261.5 million. The reported market value of the Davis-Besse NDT was $348.3 million as of December 31, 2004, with an additional $29.0 million to be collected in 2005.

The application states that, as of December 31, 2004, the NRC required minimum decommissioning funding amount for the 82.18-percent share of Perry owned by the Ohio companies (excluding the 12.58-percent leased portion) was $381.3 million. Taking into account the 2-percent real rate of return credit, the required prepaid amount for Perry was $235.5 million. The reported market value of the Perry NDT was $290.6 million as of year-end 2004, with an additional expected 2005 collection of $24.1 million.

The application states that, as of December 31, 2004, the NRC required minimum decommissioning funding amount for the Ohio companies' 35-percent owned share of BVPS 1 was $124.8 million and $165.3 million for their 46.34-percent owned share of BVPS 2. Taking into account the 2-percent real rate of return credit, the required prepaid amount for BVPS 1 was $93.8 million. The reported market value of the BVPS 1 NDT was $93.8 million as of year-end 2004, with an additional expected 2005 collection of $6.6 million. Taking into account the 2-percent real rate of return credit, the required prepaid amount for BVPS 2 was $100 million. The reported market value of the BVPS 2 NDT was $98.2 million as of year-end 2004, with an additional expected 2005 collection of $9.7 million.

The NRC staff finds upon analysis and review that the funds to be transferred to FENGenCo for the four reactors and other funding information as stated above provide reasonable assurance that FENGenCo will be able to pay for the decommissioning costs of these units following the proposed transfers in both applications. This finding is based in part on (1) the condition that Penn Power and the Ohio Companies will transfer all of their existing NDT funds (excluding those funds related to leased portions) for the four reactors, plus additional stated expected collections for 2005 to FENGenCo to be placed in corresponding external trusts for the four units; and, (2) the representation made in the first application that FENGenCo will obtain a parent company guarantee from FirstEnergy in an initial amount of $80 million (in 2005 dollars) to provide additional decommissioning funding assurance for Penn Power's ownership interests in Perry and BVPS, with funding levels for the guarantee to be recalculated each year, and as necessary, FENGenCo will either obtain appropriate adjustments to the guarantee or otherwise provide for any required additional funding. Thus, the following should be made conditions of the order approving the direct license transfers to FENGenCo as well as license conditions, in essentially the language set forth below:

o On the closing date(s) of the transfers to FENGenCo of their interests in BVPS 1, BVPS 2, Davis-Besse, and Perry, Penn Power, Cleveland Electric, Ohio Edison, OES Nuclear, and Toledo Edison shall transfer to FENGenCo all of each transferor's respective accumulated decommissioning funds for BVPS 1, BVPS 2, Davis-Besse, and Perry, except for funds associated with the leased portions of Perry and BVPS 2, and tender to FENGenCo additional amounts equal to remaining funds expected to be collected in 2005 as represented in the application dated June 1, 2005, but not yet collected by the time of closing. All of the funds shall be deposited in separate external trust funds for each of these four reactors in the same amounts as received with respect to each unit to be segregated from other assets of FENGenCo and outside its administrative control, as required by NRC regulations, and FENGenCo shall take all necessary steps to ensure that these external trust funds are maintained in accordance with the requirements of the order approving the transfer of the licenses and consistent with the safety evaluation supporting the order and in accordance with the requirements of 10 CFR Section 50.75, "Reporting and recordkeeping for decommissioning planning."

o By the date of closing of the transfer of the ownership interests in BVPS 1, BVPS 2, and Perry, from Penn Power to FENGenCo, FENGenCo shall obtain a parent company guarantee from FirstEnergy in an initial amount of at least $80 million (in 2005 dollars) to provide additional decommissioning funding assurance regarding such ownership interests. Required funding levels shall be recalculated annually and, as necessary, FENGenCo shall either obtain appropriate adjustments to the parent company guarantee or otherwise provide any additional decommissioning funding assurance necessary for FENGenCo to meet NRC requirements under 10 CFR 50.75.

4.3  Antitrust Review and Existing Antitrust Conditions
     --------------------------------------------------

The Atomic Energy Act of 1954, as amended (the Act), does not require or authorize antitrust reviews of post-operating license transfer applications. Kansas Gas and Electric Co., et al. (Wolf Creek Generating Station, Unit 1), CLI-99-19, 49 NRC 441 (1999). The applications submitted by the licensee postdate the issuance of the operating licenses for the four reactor units, and therefore no antitrust review is required or authorized. The Department of Justice was contacted with respect to the proposed conforming license amendment changes to the existing antitrust conditions and had no comments.

The Perry and Davis-Besse licenses contain antitrust conditions that date back to an Atomic Safety and Licensing Appeal Board decision in 1979 (ALAB-560, 10 NRC 265). The applications proposed conforming license amendments such that, among other things, FENGenCo, in place of the current licensees (except for Ohio Edison, which will continue to be a licensee maintaining its leased interest in Perry), would become subject to the antitrust conditions and be responsible for any actions of FENOC that contravene such conditions, while Cleveland Electric and Toledo Edison would be removed from (and thus no longer be subject to) the Davis-Besse antitrust conditions, and Cleveland Electric, OES Nuclear, Toledo Edison, and Penn Power would be removed from (and thus no longer be subject to) the Perry antitrust conditions. The applications are not proposing any changes to the substantive requirements set forth in the antitrust conditions, notwithstanding that FENGenCo is not an integrated utility with transmission and distribution facilities and, therefore, would not appear to be able to perform certain actions specified by the antitrust conditions, such as wheeling, strictly on its own. Given that the proposed conforming amendments only seek to reflect that FENGenCo will become the holder of the licenses and that Cleveland Electric, OES Nuclear, Toledo Edison, and Penn Power will no longer be NRC licensees, the NRC staff finds the proposed amendments to the existing antitrust license conditions acceptable.

4.4  Foreign Ownership, Control, or Domination
     -----------------------------------------

The Act prohibits the NRC from issuing a license for a nuclear power plant to "any corporation or other entity if the Commission knows or has reason to believe it is owned, controlled, or dominated by an alien, a foreign corporation, or a foreign government." The NRC's regulation at 10 CFR 50.38, "Ineligibility of certain applicants," contains language to implement this prohibition.

The applications initially stated that FENGenCo will be a wholly-owned subsidiary of FE Solutions, which in turn is a wholly-owned subsidiary of FirstEnergy, both owners being U.S. entities. All of the directors and principal officers of FE Solutions and FirstEnergy are U.S. citizens, and the directors and principal officers of FENGenCo will be U.S. citizens. However, the July 15, 2005, supplement stated that FENGenCo will not be owned by FE Solutions as initially proposed, but instead will be owned directly by FirstEnergy.

Section 13 of the Securities Exchange Act of 1934, as amended, 15 United States Code 78m(d), requires that a person or entity that owns or controls more than 5 percent of the registered stock of a company must file certain schedules with the U.S. Securities and Exchange Commission (SEC). The applications state that

FENOC, based on its review of the relevant filings with the SEC, is not aware of any alien, foreign corporation, or foreign government that holds more than 5 percent of the common stock of FirstEnergy, which is the parent company of FENGenCo, FE Solutions, and FENOC.

FENOC has identified Capital Research and Management Company, State Street Corporation, and Barclays Global Investors, NA (Barclays) as having ownership or beneficial ownership of more than 5 percent, but less than 10 percent, of the common stock of FirstEnergy. These three companies are U.S. entities, but Barclays is a subsidiary of Barclays PLC, a United Kingdom entity. According to the applications, Barclays does not have a controlling interest in FirstEnergy and does not exercise domination or control over FirstEnergy. The NRC staff notes that the schedules filed by each of the foregoing entities are 13G schedules, which indicate that the relevant stock is not being held for the purpose of changing or influencing control of the issuer.

After reviewing the information provided in the applications, the NRC staff does not know or have reason to believe that FENGenCo will be owned, controlled, or dominated by a foreign interest.

4.5  Nuclear Insurance and Indemnity
     -------------------------------

The provisions of the Price-Anderson Act (Section 170 of the Act) and the Commission's regulations at 10 CFR Part 140, "Financial Protection Requirements and Indemnity Agreements," require that the current indemnity agreement be modified to reflect FENGenCo as the new owner of the current ownership interests (excluding leasehold interests) of Penn Power, Cleveland Electric, Ohio Edison, OES Nuclear, and Toledo Edison in BVPS 1, BVPS 2, Davis-Besse, and Perry.

In accordance with the Price-Anderson Act, FENGenCo will be required to provide primary insurance and participate in the secondary retrospective insurance pool. It will also be required to maintain property insurance as specified in 10 CFR 50.54(w). Information provided in the applications concerning financial qualifications demonstrates that FENGenCo will be able to satisfy applicable insurance requirements of the NRC and the Price-Anderson Act.

Pursuant to 10 CFR Part 140, the NRC staff will require FENGenCo to provide satisfactory documentary evidence that it has obtained the appropriate amount of insurance required of licensees, prior to the issuance of the amended licenses reflecting the new licensee. Because the issuance of the amended licenses is directly tied to completion of the license transfers, the order approving the transfers will be conditioned as follows:

     Prior to completion of the transfers of the licenses, FENGenCo shall provide the Director of the Office of Nuclear Reactor Regulation satisfactory documentary evidence that it has obtained the appropriate amount of insurance required of licensees under 10 CFR Part 140 of the Commission's regulations.

4.6  Technical Qualifications
     ------------------------

According to the applications, the proposed transfers of the ownership interests of Penn Power and the Ohio Companies will not result in any change to FENOC's role as the licensed operator of BVPS, Davis-Besse, and Perry, and will not result in any changes to its technical qualifications. There will be no change in FENOC's senior management team. Thus, the NRC staff has concluded that it need not make any findings with respect to technical qualifications other than that there will no effect on FENOC's technical qualifications since there is no proposed change in operating authority or change in the current operator's qualifications to operate STP.

5.0  CONFORMING AMENDMENTS
     ---------------------

5.1  Introduction

As stated previously, FENOC requested approval of proposed conforming amendments to Facility Operating License Nos. DPR-66, NPF-73, NPF-3, NPF-58, for BVPS 1, BVPS 2, Davis-Besse, and Perry, respectively. No physical or operating changes to the facilities are requested.

5.2  Discussion

The changes to be made to the licenses are indicated in the conforming amendments in Enclosures 2, 3, 4, and 5 to the cover letter forwarding the NRC staff's order regarding the subject transfer. The changes do no more than accurately reflect the approved transfer action. The amendments involve no safety questions and are administrative in nature. Accordingly, the proposed amendments are acceptable.

5.3  State Consultation

In accordance with the Commission's regulations, the Ohio and Pennsylvania State officials were notified of the proposed issuance of the amendments. The State officials had no comments.

5.4  Conclusion With Respect to the Conforming Amendments

The Commission has concluded, based on the considerations discussed above, that:
(1) there is reasonable assurance that the health and safety of the public will not be endangered by operation in the proposed manner, (2) such activities will be conducted in compliance with the Commission's regulations, and (3) the issuance of the amendments will not be inimical to the common defense and security or to the health and safety of the public.

6.0  ENVIRONMENTAL CONSIDERATION
     ---------------------------

The subject application is for approval of a transfer of licenses issued by the NRC and approval of conforming amendments. Accordingly, the actions involved meet the eligibility criteria for categorical exclusion set forth in 10 CFR 51.22(c)(21). Pursuant to 10 CFR 51.22(b), no environmental impact statement or environmental assessment need be prepared in connection with approval of the application.

7.0  CONCLUSION
     ----------

In view of the foregoing, the NRC staff finds that, subject to the conditions discussed herein, FENGenCo is qualified to hold the operating authority under the 10 CFR Part 50 licenses for BVPS 1, BVPS 2, Davis-Besse, and Perry, to the extent proposed in the applications, and that the transfers of these licenses to FENGenCo are otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission pursuant thereto.

Principal Contributor:  A.F. McKeigney

Date: